# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vertex Energy Inc., CIK 0000890447
CUSIP: 92534K107
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1331 Gemini Street, Suite 250, Houston, Texas (TX), 77058
Date of event which requires filing of this statement: 01/21/2025
Amends the filing with accession number 0001140361-24-042513
Filed by CIK 0001257391
Persons authorized to receive notices and communications: Lisa Conrad, Whitebox Advisors LLC, 3033 Excelsior Boulevard, Suite 500, Minneapolis, Minnesota (MN), 55416, (612) 701-7103

## Reporting persons
- WHITEBOX ADVISORS LLC (CIK 0001257391): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- WHITEBOX GENERAL PARTNER LLC (CIK 0001650272): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Vertex Energy Inc.
Address of issuer's principal executive offices: 1331 Gemini Street, Suite 250, Houston, Texas (TX), 77058
Comment: Item 1 Comment: This Amendment No. 1 (the "Amendment No. 1") amends and supplements the Schedule 13D filed by the Reporting Persons on October 1, 2024 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D") with respect to the Common Stock, $0.001 par value per share (the "Common Stock"), of Vertex Energy, Inc., a Nevada corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In accordance with the Restructuring Support Agreement (described in the Original Schedule 13D), the Company Parties filed the Chapter 11 Cases with the Bankruptcy Court on September 24, 2024, and filed a Chapter 11 plan (the "Plan") with the Bankruptcy Court on December 20, 2024. On December 20, 2024, the Bankruptcy Court confirmed the Plan.

The Plan became effective in accordance with its terms on January 21, 2025 (the "Effective Date"), and the Company Parties emerged from the Chapter 11 Cases.

On the Effective Date, pursuant to the Plan, all shares of Common Stock, all warrants to purchase the Common Stock, and any other equity-based instruments, issued and outstanding immediately prior to the Effective Date, and any rights of any holder in respect thereof, were deemed cancelled, released, extinguished, and of no further force or effect.

Also in accordance with the Plan, on the Effective Date, the obligations of the RSA Parties under the Restructuring Support Agreement and under the DIP Loan Agreement were cancelled.

Following the consummation of the transactions that occurred on January 21, 2025, any "group" that may be deemed to have existed between the Reporting Persons and the other parties to the Restructuring Support Agreement has been terminated.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:
As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 0 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 0% of the shares of Common Stock outstanding.
Transactions in the class effected during the past sixty days: The response to Item 4 of this Amendment No. 1 is incorporated herein by reference. Except as set forth in this Amendment No. 1, the Reporting Persons have not effected transactions in the shares of Common Stock during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of January 21, 2025, the Reporting Persons ceased to beneficially own more than 5% of the shares of Common Stock outstanding.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

## Signatures
- WHITEBOX ADVISORS LLC: /s/ Gina Scianni, Gina Scianni, Associate General Counsel & Deputy Chief Compliance Officer (01/22/2025)
- WHITEBOX GENERAL PARTNER LLC: /s/ Gina Scianni, Gina Scianni, Authorized Signatory (01/22/2025)